UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 2)*

ENTASIS THERAPEUTICS HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

293614 103

(CUSIP Number)

Pavel Raifeld
Chief Executive Officer
Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA
877-202-1097

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. .. 04216R 102...

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,000,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,000,000 (1)
	10	SHARED DISPOSITIVE POWER [0]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by the Reporting Persons on June 11, 2020.
(2)
Based on 27,291,563 shares of Common Stock outstanding as of July 31, 2020, as reported by the Issuer in its Form 10-Q filed on August 6, 2020 plus warrants to purchase 14,000,000 shares of Common Stock acquired by the Reporting Persons on June 11, 2020.  Does not include shares of Common Stock or warrants to purchase Common Stock to be issued by the Issuer upon the closing of the transaction described in Item 4 below.

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Explanatory Note

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission on April 23, 2020, as amended by the amendment to Schedule 13D previously filed on June 11, 2020 (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (“Common Stock”) of Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer. Innoviva, Inc. (the “Reporting Person”) is filing this amendment to reflect the execution of a Securities Purchase Agreement (as defined below) in respect of the acquisition of additional shares of Common Stock and Common Warrants. Except as specifically amended and supplemented by this Amendment No. 2, the Schedule 13D remains in full force and effect.

Item 4. Purpose of Transaction
Item 4 in Schedule 13D is hereby supplemented as follows:
On August 27, 2020, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the purchasers named therein (the “Investors”), including the Reporting Person, pursuant to which the Issuer agreed to issue and sell (i) an aggregate of 8,183,878 shares of Common Stock (the “Shares”), including 4,672,897 shares of Common Stock to be issued to the Reporting Person and (ii) warrants to purchase an aggregate of 10,507,710 shares of Common Stock (the “Common Warrants”), including 4,672,897 Common Warrants to be issued to the Reporting Person, with each Share and Common Warrant being issued and sold as a unit, for a per unit price of $2.675.  The aggregate purchase price expected to be paid by the Reporting Person upon the closing of the acquisition of the purchase of Shares and Common Warrants is approximately $12,500,000. The closing of the transaction is expected to occur on September 1, 2020.

The exercise price and the number of shares of Common Stock issuable upon exercise of each Common Warrant is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.  Each Common Warrant issued to the Reporting Person is exercisable from the date of issuance and has a term of five years and an initial exercise price of $2.675.

The foregoing summaries of the Securities Purchase Agreement and Common Warrants do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Securities Purchase Agreement and the form of Common Warrant, respectively, which are filed as Exhibit 6, to this Amendment No. 2 and are incorporated herein by reference.
The Reporting Person may, from time to time and at any time, either alone or together with others: (i) acquire additional Common Stock and warrants and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of its Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities. The Reporting Person agreed to purchase the Common Stock and Common Warrants reported in this Amendment No. 2 for investment purposes.

Item 5. Interest in Securities of the Issuer
Item 5 in Schedule 13D is hereby amended and restated as follows:
The information contained in the cover paged and in Item 4 to this Schedule 13D is hereby incorporated by reference into this Item 5.  The Reporting Person did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 in Schedule 13D is hereby supplemented as follows:

The information contained above in Item 4 is hereby incorporated by reference into this Item 6.
In connection with the Securities Purchase Agreement, at the Closing the Issuer will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, the Issuer will agree to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 45 days after the closing for purposes of registering the resale of the Shares, the shares of Common Stock issuable upon exercise of the  Common Warrants, the Common Warrants and any shares of Common Stock issued as a dividend or other distribution with respect to the Shares or shares of Common Stock issuable upon exercise of the Common Warrants. The Issuer will also agree to use its reasonable best efforts to cause this registration statement to be declared effective by the SEC within 90 days after the closing of the Offering (or within 120 days if the SEC reviews the registration statement).
The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit C to the Securities Purchase Agreement, filed as Exhibit 6 to the Amendment No. 2, and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 6 – Securities Purchase Agreement, dated as of August 27, 2020, by and among Entasis Therapeutics Holdings Inc. and the Investors named therein, including certain exhibits thereto.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2020

INNOVIVA, INC.

By: /s/ Pavel Raifeld
                Name: Pavel Raifeld
                Title: Chief Executive Officer

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